Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in the Registration Statement of Harvard Apparatus Regenerative Technology, Inc. (formerly Biostage, Inc.) on Form S-8 of our report dated March 30, 2023, which includes an explanatory paragraph as to Harvard Apparatus Regenerative Technology, Inc.’s ability to continue as a going concern, with respect to our audit of the financial statements of Harvard Apparatus Regenerative Technology, Inc. as of December 31, 2022 and for the year ended December 31, 2022, appearing in the Annual Report of Form 10-K of Harvard Apparatus Regenerative Technology, Inc. for the year ended December 31, 2022.

/s/ Marcum LLP

Marcum LLP

Boston, MA

November 16, 2023